Exhibit 2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

HADERA PAPER LTD.

MARCH 21, 2011

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided.   $

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

SPECIAL GENERAL MEETING
			FOR	AGAINST	ABSTAIN
	1.	Election of Ms. Aliza Rotbard to serve as an external director of the Company for a three year term, commencing upon the date of the Meeting.	☐	☐	☐

			YES	NO

Are you a controlling shareholder in the Company, or acting on behalf of such a controlling shareholder?  (Please note: Ifyou do not mark either Yes or No, your shares will not be voted for Proposal 1).
			☐	☐

			FOR	AGAINST	ABSTAIN
2.
Approval (subject to the approval of Proposal 1 above) of the issuance of a letter of indemnification to Ms. Aliza Rotbard, as per the existing arrangement between the Company and themembers of the Board of Directors.
			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed herein by the undersigned shareholder. If no direction is made, the proxy will be NOT be voted for proposal 1.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

	☐	PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
 Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

HADERA PAPER LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Hadera Paper Ltd. (the “Company”), do hereby nominate, constitute and appoint Yael Nevo and Shaul Gliksberg, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of February 17, 2011, at the Special General Meeting of Shareholders to be held on March 21, 2011 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)